UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

ANNUAL CORPORATE EVENTS CALENDAR – 2013
Company Name	CPFL ENERGIA S.A.
Headquarters address	Rua Gomes de Carvalho, nº 1510 – 14º andar – Conj. 1402 São Paulo – SP
Website	www.cpfl.com.br/ir
Investor Relations Officer	Name: Gustavo Estrella E-mail: gustavoestrella@cpfl.com.br Telephone(s): 55-19-3756-8704 Fax: 55-19-3756-8777
Responsible for the Investor Relations Area	Name: Eduardo Atsushi Takeiti E-mail: eduardot@cpfl.com.br Telephone(s): 55-19-3756-8458 Fax: 55-19-3756-6089
Newspapers in which corporate facts are published	Diário Oficial do Estado de São Paulo – DOESP Valor Econômico

Annual Financial Statements and Consolidated Financial Statements for the fiscal year ended December 31, 2012
EVENT	DATE
Disclosure via IPE	03/13/2013

Standardized Financial Statements for the fiscal year ended December 31, 2012
EVENT	DATE
Disclosure via ENET	03/13/2013

Annual Financial Statements translated into English for the fiscal year ended December 31, 2012
EVENT	DATE
Disclosure via IPE	03/13/2013

1

Reference Form for the current fiscal year

EVENT	DATE
Disclosure via ENET	05/24/2013

Quarterly Information

EVENT – Disclosure via ENET	DATE
For the 1st quarter of 2013	05/09/2013
For the 2nd quarter of 2013	08/14/2013
For the 3rd quarter of 2013	11/07/2013

Quarterly Information translated into English

EVENT – Disclosure via IPE	DATE
For the 1st quarter of 2013	05/09/2013
For the 2nd quarter of 2013	08/14/2013
For the 3rd quarter of 2013	11/07/2013

Extraordinary General Meeting

EVENT	DATE
Delivery of the management proposal via IPE	01/21/2013
Delivery of the Call Notice via IPE	01/21/2013
Extraordinary General Meeting	02/20/2013
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	02/20/2013

Ordinary General Meeting

EVENT	DATE
Delivery of the management proposal via IPE	03/20/2013
Delivery of the Call Notice via IPE	03/20/2013
Ordinary General Meeting	04/19/2013
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	04/19/2013

Extraordinary General Meeting

EVENT	DATE
Delivery of the management proposal via IPE	05/29/2013
Delivery of the Call Notice via IPE	05/29/2013
Extraordinary General Meeting	06/28/2013
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	06/28/2013

2

Public Meeting with Analysts

EVENT	DATE

Public Meetings with Analysts opened to other interested parties:

- Investor’s Meeting APIMEC Rio

Local: Hotel JW Marriot

Address: Avenida Atlântica, 2600 - Copacabana - Rio de Janeiro/RJ

Room: Wayana – Brazilian Time: 06:00 p.m.

- Investor’s Meeting APIMEC Sul

Local: Hotel Sheraton

Address: Rua Olavo Barreto Viana, 18 - Moinhos de Vento - P. Alegre/RS

Rooms: Mercosul and Foyer – Brazilian Time: 06:00 p.m.

- Investor’s Meeting APIMEC SP / VII Investors Meeting

Local: CPFL Energia (headquarters of CPFL Paulista)

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755 -

Km 2,5 - Campinas/SP - Main entrance

Room: To be defined –  Brazilian Time: 08:30 a.m.

04/29/2013 06/04/2013 12/10/2013

3

Shareholder payments related to the results of the fiscal year ended December 31, 2012
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment date
			ON
Interim Dividends (*)	BDM – 08/06/2012	640 million	0.665339515	09/28/2012
Complementary Dividends (**)	BDM – 03/13/2013	456 million	0.473778718	04/30/2013

(*) The payment of interim dividend for the half-yearly net income (base date June 30, 2012), imputed to the mandatory dividends for the fiscal year, previously approved by the 207th Board of Directors meeting held on August 06, 2012, according to the provisions of item “v” of Article 17 and the caput and paragraph 1 of Article 30 of CPFL Energia’s Bylaws.

(**) The declaration of complementary dividend, and its submission to a General Shareholders’ Meeting (OGM), held on 04/19/2013, pursuant to item "e" of Article 17 and Article 27 of the Bylaws.

Board of Directors Meetings

EVENT	DATE
Board of Directors Meeting acting on the results of 2012	03/13/2013
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	03/13/2013

Conference Calls

EVENT	DATE

National and international conference calls

- Analysis of the results of 2012

- Analysis of the results of the 1st quarter of 2013

- Analysis of the results of the 2nd quarter of 2013

- Analysis of the results of the 3rd quarter of 2013

03/14/2013 05/10/2013 08/15/2013 11/08/2013

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 12, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.